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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 16)(1)


                              Synergy Brands, Inc.
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                                (Name of Issuer)

                          Common Stock, $.001 per share
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                         (Title of Class of Securities)

                                    87159E303
                          ----------------------------
                                 (CUSIP Number)

         Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                             (Tel.) (239) 262-8577
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                November 14, 2003
                          ----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 5 pages

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP NO. 87159E303                  13D/A                           PAGE 2 OF 5

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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Lloyd I. Miller, III                      ###-##-####

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [ ]

                                                                         (B) [ ]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      PF-OO**
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR  2(E)
                                                                             [ ]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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  NUMBER OF       7     SOLE VOTING POWER

   SHARES               380,182***
                  --------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY              478,633***
                  --------------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER

  REPORTING             380,182***
                  --------------------------------------------------------------
   PERSON         10    SHARED DISPOSITIVE POWER

    WITH                478,633***
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      858,815***
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      44.0%
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14    TYPE OF REPORTING PERSON*

      IN-IA-OO**
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**SEE RESPONSE TO ITEM 3 IN THE ORIGINAL SCHEDULE 13D.
***SEE RESPONSE TO ITEM 5, HEREIN.
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             AMENDMENT NO. 16 TO THE ORIGINAL REPORT ON SCHEDULE 13D

      INTRODUCTION

            This constitutes Amendment No. 16 (the "Amendment") to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Miller"), dated September 26, 2001 (the "Statement"), relating to the Common Stock, par value $0.001 (the "Shares") of Synergy Brands, Inc. (the "Company"). The Company has its principal executive offices at 1175 Walt Whitman Rd., Melville, NY 11747. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.


      ITEM 4. PURPOSE OF THE TRANSACTION

            Item 4. of the Statement is hereby amended and restated in its entirety to read as follows:

      Miller considers his beneficial ownership reported herein of the 858,815 Shares as an investment in the ordinary course of business. From time to time, Miller may acquire additional Shares or dispose of all or some of the Shares which he beneficially owns. Miller is a party to a certain letter agreement with the chairman of the Company's board of directors, Mair Faibish ("Faibish"), which provides, among other things, that (i) subject to certain qualifications, Faibish shall use reasonable efforts to cause an individual designated by Miller to be nominated for election to the Company's board of directors, and (ii) upon request, Miller has the right to receive consulting fees from the Company not to exceed $10,000.00. The letter agreement is hereby incorporated by reference and attached to the Statement as Exhibit 99.5. The purpose of this Amendment is to report that since the filing of Amendment No.15 to the Statement, dated August 21, 2003, a material change occurred in the percentage of Shares beneficially owned by Miller, solely because of a change in the aggregate number of Shares outstanding.


      ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            Item 5 of the Statement is hereby amended and restated in its entirety as follows:

      (a) Miller is deemed to beneficially own 858,815 Shares (which is 44.0% of the outstanding Shares, based on (i) 1,894,359 outstanding Shares pursuant to the Company's quarterly report on Form 10Q filed on November 14, 2003 and (ii) 56,250 Shares which Miller does not actually own, but has a right to purchase with respect to certain warrants Miller beneficially owns). As of the date hereof, 402,181 of such beneficially owned Shares are owned of record by Trust A-4 (including warrants to purchase 31,250 Shares); 15,952 of such beneficially owned Shares are owned of record by Trust C; 175,000 of such beneficially owned Shares are owned of record by Milfam I, L.P. (including warrants to purchase 15,000 Shares); 45,900 of such beneficially owned Shares are owned of record by Milfam II, L.P.; 159,282 of such beneficially owned Shares are owned of record by Miller directly (including warrants to purchase 5,000 Shares); 40,500 of such beneficially owned Shares are owned of record by Dail Miller (including warrants to purchase 5,000 Shares); 10,000 of such beneficially owned Shares are owned of record by Trust A-2; and 10,000 of such beneficially owned Shares are owned of record by Trust A-3.

      (b) Miller has or may be deemed to have shared voting power and shared dispositive power for all such Shares held of record by the Trusts and Dail Miller. Miller has or may be deemed to have sole voting power
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and sole dispositive power for all such Shares held of record by Milfam I, L.P,
Milfam II, L.P. and Miller directly (see Item 6 of the Statement).

      (c) Miller has not effected any transactions during the past 60 days.
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      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 3, 2003

                                                   /s/ Lloyd I. Miller, III
                                               ---------------------------------
                                                     Lloyd I. Miller, III